Exhibit 99.1

Vinci Partners Press Release SEPTEMBER 22, 2022

VINCI PARTNERS’ IMPACT AND RETURN STRATEGY ANNOUNCES INVESTMENT IN EFFICOPAR

Rio de Janeiro, September 22, 2022 -- Vinci Partners Investments Ltd. (NASDAQ: VINP) (“Vinci Partners”, “we”, “us” or “our”), the controlling company of a leading alternative investment platform in Brazil, announced today that “Vinci Impacto e Retorno IV”, or “VIR IV” (the “Fund”), the impact family of funds managed by Vinci Partners’ Private Equity strategy, entered into an agreement to acquire a minority stake with co-control governance in Efficopar (the “Company”), a Brazilian small-and-medium sized enterprise (“SME”) specializing in water and sanitation efficiency services.

VIR IV has a unique strategy in Brazil, with a dual mandate to generate favorable market returns and an impact, through the acquisition of minority holdings in Brazilian SMEs that exhibit a potential for growth and clear and measurable environmental, social and governance (ESG) goals. This transaction marks VIR IV’s sixth investment, as it reaches over 50% gross allocation of the Fund’s R$1 billion in total capital commitments in less than two years since its first investment.

Founded in 2020 through the acquisition of B&B, an 18-year-old business, Efficopar is mainly focused on providing business-to-business services to large water and sewage utilities throughout Brazil. The Company expanded its services portfolio in 2021 by incorporating additional services such as the collection, monitoring and telemetry of operational data, and adding industries, hospitals, and shopping centers to its client portfolio.

Through VIR IV’s investment, the team expects to create a positive impact aligned with the Fund’s impact strategy by promoting efficiency solutions to the sanitation system, improving the access to water and basic sanitation, and supporting the reduction of losses, waste and contamination in urban sanitation systems.

José Pano, partner and Head of the VIR strategy for Vinci Partners, said: “We are very excited to reveal our new partnership with Efficopar, a company shaped by experienced and well referenced managers with deep knowledge of sanitation and water efficiency solutions. The water and sanitation sector has been experiencing significant growth through M&A transactions and by incorporating new services in the Brazilian market, as supported by the approval of the new Brazilian Water and Sanitation Regulatory Framework in 2020. We believe VIR IV is well positioned to leverage these opportunities and invest in companies that combine significant social and environmental impact with positive returns to its shareholders.”

About Vinci Partners Private Equity

Vinci Partners’ Private Equity strategy has a sector-agnostic approach focused on growth equity investments in Brazil. The main strategic focus is value creation by promoting revenue, productivity and profitability growth through significant operating and management changes in portfolio companies. The private equity strategy invests through two sub-strategies: Vinci Capital Partners, which focuses on control and co-control investments, and Vinci Impact and Return, that focuses on minority investments in small-to-medium enterprises with dual mandate of generating ESG impact as well as market returns.

Vinci Partners Press Release SEPTEMBER 22, 2022

About Vinci Partners

Vinci Partners is a leading alternative investment platform in Brazil, established in 2009. Vinci Partners' business segments include private equity, public equities, real estate, credit, infrastructure, hedge funds, and investment products and solutions, each managed by dedicated investment teams with an independent investment committee and decision-making process. We also have a financial advisory business, focusing mostly on pre-initial public offering, or pre-IPO, and merger and acquisition, or M&A, advisory services for Brazilian middle-market companies.

Forward-Looking Statements

This press release contains forward-looking statements that can be identified by the use of words such as “anticipate,” “believe,” “could,” “expect,” “should,” “plan,” “intend,” “estimate” and “potential,” among others. By their nature, forward-looking statements are necessarily subject to a high degree of uncertainty and involve known and unknown risks, uncertainties, assumptions and other factors because they relate to events and depend on circumstances that will occur in the future whether or not outside of our control. Such factors may cause actual results, performance or developments to differ materially from those expressed or implied by such forward-looking statements and there can be no assurance that such forward-looking statements will prove to be correct. The forward-looking statements included herein speak only as at the date of this press release and we do not undertake any obligation to update these forward-looking statements. Past performance does not guarantee or predict future performance. Moreover, neither we nor our affiliates, officers, employees and agents undertake any obligation to review, update or confirm expectations or estimates or to release any revisions to any forward-looking statements to reflect events that occur or circumstances that arise in relation to the content of this press release. Further information on these and other factors that could affect our financial results is included in filings we have made and will make with the U.S. Securities and Exchange Commission from time to time.

USA Media Contact

Nick Lamplough / Kate Thompson / Katie Villany

Joele Frank, Wilkinson Brimmer Katcher

+1 (212) 355-4449

Brazil Media Contact

Danthi Comunicações

Carla Azevedo (carla@danthicomunicacoes.com.br)

+55 (21) 3114-0779

Investor Contact

ShareholderRelations@vincipartners.com

NY: +1 (646) 559-8040

RJ: +55 (21) 2159-6240